Ossen Innovation Announces First Quarter 2013 Financial Results

Company To Host Conference Call at 9:00 am ET on Friday, June 28, 2013

SHANGHAI, June 27, 2013 -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months ended March 31, 2013.

“After a strong second half of 2012, demand for steel materials in China weakened in the first half of 2013” said Dr. Liang Tang, Chairman of Ossen Innovation. “Despite announcements regarding increased funding for major infrastructure projects, funding availability has yet to improve. However, as a result of maintaining strong relationships with many of the governmental organizations responsible for approving these projects, Ossen is well informed of upcoming project bidding opportunities, and we anticipate winning our share once these obtain the necessary funding and approval to proceed. We are also excited about the opportunity in the second half of 2013 to bid on other infrastructure projects, including the Macao, Zhuhai and Hong Kong bridge project and remain optimistic about our chances to win some of these bids.”

Financial Summary

(in millions ex- EPS)	Q1 2013	Q1 2012	Chg.
Revenue	$14.6	$22.3	-35%
Gross Profit	$1.7	$2.6	-35%
Net Income*	$0.1	$0.3	-67%
EPS	$0.004	$0.01	-60%
Shares Outstanding	19.9	20.0	-0.5%

*Net income attributable to Ossen Innovation Co., Ltd.

First quarter 2013 Financial Results

Revenue for the three months ended March 31, 2013 was $14.6 million, down 35% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth coated products, were approximately $12.9 million, down 30% compared to approximately $18.4 million in the first quarter of 2012 due to lower demand of coated pre-stressed steel materials and increased price competition.

Gross profit fell from $2.6 million to $1.7 million, a 35% year-over-year decrease. Gross margin was 11.6%, up incrementally from 11.5% in the first quarter of 2012. Gross profits were lower as a result of lower sales.

Selling expenses were reduced by 52% to $0.04 million due to lower sales commissions. General and administrative expenses were $0.6 million, down 46% compared to $1.1 million in the first quarter of 2012 due to lower public company expenses and a bad-debt provision reversal. Operating income was approximately $1.0 million, a decrease of 22% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $0.1 million in the first quarter of 2013 compared to $0.3 million in the year-ago period. Earnings per share were $0.004 versus $0.01 a year ago. The weighted average diluted shares outstanding were 19.9 million compared to 20.0 million.

Balance Sheet and Cash Flows

Ossen had approximately $23.0 million of cash and restricted cash as of March 31, 2013 compared to $27.4 million at December 31, 2012. Total accounts receivable on March 31, 2013 decreased to $38.1 million from $45.7 million on December 31, 2012 as the Company received approximately $6.7 million and $3.6 million from two major customers. The average accounts receivable days sales outstanding were 235 days in the first quarter of 2013 compared to 201 days in the first quarter of 2012. The balance of prepayments to suppliers of raw materials was $72.9 million as of March 31, 2013, a decrease of $5.1 million compared with December 31, 2012. The decrease was mainly due to the Company receiving delivery of raw materials from one supplier during the first quarter of 2013. Accordingly, inventories increased from $9.8 million at December 31, 2012 to $16.2 million at March 31, 2013. Total working capital was $71.7 million at March 31, 2013.

The Company generated positive cash flows from operations of $9.1 million in the three months ended March 31, 2013 as compared to $0.3 million of outflows in the same period of 2012. The primary reason for the increase in cash generated in operations was improvement in accounts receivable collection and decrease in prepayments to suppliers during the first quarter of 2013, which was partially offset by increased inventories.

Business Updates and Outlook

1.	Due to Chinese government’s prudent monetary policy and increased competition in the steel industry, Ossen’s Q1 2013 sales were lower than same period last year. Although some new infrastructure projects were launched in the first quarter, due to lack of funding resources, these projects were slow to develop and the amount steel materials purchased were at reduced levels. Most bridge projects so far in 2013 have been smaller projects that don’t require higher strength coated products.

2.	According to recent Chinese Ministry of Transport announcements, total investments in highway construction in China will reach RMB4.7 trillion (approx. USD760 billion) between 2013 and 2030. Funding sources to support these construction projects include central government support, provincial government support, and private investments.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation First Quarter 2013 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation First Quarter 2013 Conference Call
Date:	Friday, June 28, 2013
Time:	9:00 am Eastern Time, US
Conference Line Dial-In (U.S.):	845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121
Conference ID:	98062986

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through July 5, 2013. To listen, please call + 1-855-452-5696 within the United States or + 1-646-254-3697 if calling internationally. Utilize the pass code 98062986 for the replay.

This call is being webcast and can be accessed by clicking on this link:

http://www.media-server.com/m/p/7v3ig52a

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ North America
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.us

OSSEN INNOVATION CO., LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2013 AND 2012

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2013	2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$4,105,527	$1,996,764
Restricted cash	18,846,155	25,407,499
Notes receivable – bank acceptance notes	-	394,079
Accounts receivable, net of allowance for doubtful accounts of $1,045,470 and $1,277,091 at March 31, 2013 and December 31,2012, respectively	38,135,590	45,734,381
Inventories	16,153,829	9,807,044
Advance to suppliers	72,887,065	77,948,496
Other current assets	1,864,958	1,904,626
Notes receivable from related party – bank acceptance notes	-	1,830,208
Accounts receivable from related party	2,625,082	-
Total Current Assets	154,618,206	165,023,097
Property, plant and equipment, net	9,413,271	9,707,587
Land use rights, net	4,316,855	4,317,669
Prepayment for plant and equipment	7,976,985	7,933,361
TOTAL ASSETS	$176,325,317	$186,981,714

	March 31,	December 31,
	2013	2012
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$28,848,759	$36,933,710
Short-term bank loans	44,822,350	50,679,026
Long term bank loans – current portion	4,462,792	4,438,386
Accounts payable	598,127	572,305
Customer deposits	3,643,902	384,602
Income tax payable	53,446	391,353
Other payables and accrued expenses	508,176	805,196
Total Current Liabilities	82,937,552	94,204,578
TOTAL LIABILITIES	82,937,552	94,204,578

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of March 31, 2013 and December 31, 2012, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,224,733	4,179,027
Retained earnings	38,339,860	38,311,527
Treasury stock, at cost: 98,041 shares as both of March 31, 2013 and December 31, 2012	(96,608)	(96,608)
Accumulated other comprehensive income	6,509,661	5,999,214
TOTAL SHAREHOLDERS’ EQUITY	83,149,101	82,564,615
Non-controlling interest	10,238,664	10,212,521
TOTAL EQUITY	93,387,765	92,777,136
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$176,325,317	$186,981,714

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012

REVEUNUES	$14,592,753	$22,287,288
COST OF GOODS SOLD	12,900,737	19,725,350
GROSS PROFIT	1,692,016	2,561,938
Selling expenses	44,075	92,361
General and administrative expenses	602,707	1,125,491
Total Operating Expenses	646,782	1,217,852

INCOME(EXPENSE) FROM OPERATIONS	1,045,234	1,344,086
Financial expenses, net	(904,173)	(933,230)
Other income, net	44,391	20,543
INCOME BEFORE INCOME TAX	185,452	431,399
INCOME TAX	(85,270)	(108,478)
NET INCOME	100,182	322,921
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	26,143	50,141
NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	74,039	272,780
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	510,447	560,900
TOTAL OTHER COMPREHENSIVE INCOME	510,447	560,900
COMPREHENSIVE INCOME	$584,486	$833,680

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.004	$0.01
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	19,901,959	19,987,441

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$100,182	$322,921
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	384,490	439,492
Share-based compensation expense	-	26,329
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	7,598,791	(2,113,267)
Inventories	(6,346,785)	2,105,263
Advance to suppliers	5,061,431	(12,416,621)
Other current assets	39,668	2,232
Notes receivable - bank acceptance notes	394,079	10,851,616
Notes receivable from related party - bank acceptance notes	1,830,208	-
Accounts receivable from related party	(2,625,082)
Increase (Decrease) In:
Accounts payable	25,822	236,030
Customer deposits	3,259,299	(58,844)
Income tax payable	(337,907)	1,193
Other payables and accrued expenses	(297,020)	(183,119)
Due to related party	-	498,007
Net cash provided by/(used in) operating activities	9,087,176	(288,768)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(12,671)	(3,522)
Net cash used in investing activities	(12,671)	(3,522)

	Three Months Ended March 31,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	6,561,343	349,427
Proceeds from short-term bank loans	6,049,607	10,223,587
Repayments of short-term bank loans	(12,177,826)	(15,374,261)
Repayments of long-term bank loans	-	(158,509)
Proceeds from notes payable-bank acceptance notes	14,487,216	14,107,279
Repayment of notes payable-bank acceptance notes	(22,765,625)	(8,876,490)
Repurchase of common shares	-	(13,715)
Net cash provided by/(used in) financing activities	(7,845,285)	257,318

DECREASE IN CASH AND CASH EQUIVALENTS	1,229,220	(34,972)
Effect of exchange rate changes on cash	879,543	849,798
Cash and cash equivalents at beginning of period	1,996,764	1,568,261
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$4,105,527	$2,383,087

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$389,179	$107,314
Interest paid	$899,973	$937,179
Non-cash transactions:
Appropriation to statutory reserve	$45,706	$56,457